Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

April 27, 2018	NR18-09

Alianza Minerals Closes Flow-Through and Units Financing at $750,000

• $500,000 in Units for Exploration & Working Capital
• $250,000 in Flow Through for Yukon Exploration

Vancouver B.C. – April 27, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) is pleased to announce that further to its April 18, 2018 news release, it has completed its private placement financing raising a total of $750,000, of which $500,000 is from the unit financing and $250,000 is from the flow-through share financing.

“I would like to thank both our long-time supporters and new shareholders who have participated in this financing,” stated Jason Weber, P.Geo., President and CEO of Alianza. “We can now move forward with planning our field programs for the 2018 season, particularly in Yukon and Nevada.”

Financing Terms

Each Unit is comprised of one common share and one common share purchase warrant at $0.10. The warrant is valid for two years expiring on April 25, 2020 and is exercisable at $0.15 to acquire one common share.

The Flow Through Shares will be eligible for a tax deduction for Canadian income tax payers for the 2018 year. These shares are issued at $0.10 per share and the proceeds will be spent on qualifying exploration expenditures on Alianza’s projects in the Yukon Territory, specifically on the recently-acquired Haldane Silver Property in the Keno Hill District.

A total of $24,000 finder’s fees in cash and 240,000 finders’ warrants were issued.  Each finder’s warrant is exercisable to purchase one common share at $0.10 each until April 25, 2020.

All securities have a four-month hold period from the date of issuance.  The financing has received approval from the TSX Venture Exchange.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 45.0 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., Alianza’s president and CEO, is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.